Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-) and related Prospectus of Omega Healthcare Investors, Inc. for the registration of 994,600 shares of its common stock and to the incorporation by reference therein of our report dated December 18, 2009, with respect to the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closings I and II for the year ended December 31, 2008, included in Omega Healthcare Investors, Inc.’s Current Report on Form 8-K/A dated December 22, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
July 13, 2010